Royer Cooper Cohen Braunfeld, LLC

101 West Elm Street, Suite 400

Conshohocken, Pennsylvania 19428

VIA EDGAR CORRESPONDENCE

August 5, 2021

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549-3628

Attention:	Jason Drory Christine Westbrook

Re:	Cellect Biotechnology Ltd. Registration Statement on Form F-4 Filed June 16, 2021 File No. 333-257144

Dear Mr. Drory and Ms. Westbrook:

On behalf of Cellect Biotechnology Ltd. (the “Company”), we are responding to the comments contained in the letter dated July 30, 2021, from the staff of the U.S. Securities and Exchange Commission to Dr. Shai Yarkoni, Chief Executive Officer of the Company (the “Comment Letter”), relating to the above filing (the “Registration Statement”).

For your convenience, we have repeated in bold type each of the comments and requests for additional information exactly as set forth in the Comment Letter and the Company’s response thereto immediately below the comment or request.

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR.

Amendment No. 1 to Registration Statement on Form F-4 filed July 16, 2021

Agenda Items, page 2

1.	We note your response to prior comment 1, which we reissue. Please include additional disclosure upfront in this bulleted section and disclose the material terms of the Letter Agreement with Dr. Yarkoni. Provide in your revisions a brief description of the cash “Bonus” described in Section 1 to the Letter Agreement filed as Exhibit 2.5 and explain how the bonus would be calculated in the event consideration is received from EnCellX shareholders from the sale of their shares to a third party, as referenced in

U.S. Securities and Exchange Commission

August 5, 2021

Section 1(ii) of the Letter Agreement. In addition, please include conformed signatures on Exhibit 2.5.

The Company has revised bulleted item (iii) to provide a brief description of the cash bonus that Dr. Yarkoni is entitled to receive (the “Bonus”) pursuant to the Letter Agreement and added cross-references to the more detailed disclosures regarding the Letter Agreement and the Bonus in the Registration Statement.

The Company has also revised the Registration Statement to add illustrative examples of the calculation of the Bonus in several scenarios in the event of a sale of EnCellX, Inc., as referenced in Section 1(ii) of the Letter Agreement. See “THE SPECIAL MEETING OF CELLECT SHAREHOLDERS – APPROVAL OF THE MERGER AGREEMENT AND RELATED TRANSACTIONS – Letter Agreement with Dr. Shai Yarkoni” and “MATTERS BEING SUBMITTED TO A VOTE OF CELLECT SHAREHOLDERS - Approval of Merger Agreement and Related Agreements and Transactions – Letter Agreement with Dr. Shai Yarkoni.”

The Company has refiled the Letter Agreement with conformed signatures as Exhibit 2.5 to the Registration Statement.

2.	We note your response to prior comment 2, which we reissue. Please include additional disclosure upfront in this bulleted section and disclose the material terms of the CVS or include a clear cross-reference to the appropriate section in the registration statement.

The Company has revised bulleted item (vi) to add cross-references to the appropriate sections in the Registration Statement that contain detailed disclosure regarding the CVRs.

U.S. Securities and Exchange Commission

August 5, 2021

As discussed in my letter to you dated July 16, 2021, the Company has included in Amendment No. 2 the interim financial statements and information of Quoin Pharmaceuticals, Inc.

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Please direct any questions with respect to the foregoing responses to Brian Vargo at the address above, by e-mail to bvargo@rccblaw.com, or by telephone at (610) 629-6919.

Sincerely,

/s/ Brian S. Vargo